SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEVANT FACT
and
ANNOUNCEMENT TO DEBENTURES HOLDERS
OF THE FIRST SERIES
OF THE FIRST DEBENTURES ISSUANCE

COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, grupo 1602, parte,
Rio de Janeiro – RJ.
CNPJ nº 33.042.730/0001-04

In accordance with the provisions of the ‘Private Deed of First Issuance of Unsecured Non-Convertible Debentures of Companhia Siderúrgica Nacional’ dated January 10, 2002 (“Deed of Issuance”) and in compliance with CVM Instruction No.º 358, we inform to holders of the first series of first issuance of debentures, object of Deed of Issuance, that the Board of Directors of the Company approved, in the Ordinary Board of Directors’ Meeting held on August 31, 2004, the redemption of all of the first series debentures, object of Deed of Issuance, representing a total of 54,000 (fifty four thousand) debentures (“Redemption”). The Redemption will be carry out under the terms of the Deed of Issuance, subject to the payment of (i) Par Value, added by Compensation applicable up to the date of the Redemption, calculated pro rata temporis; and (ii) reimbursement premium equivalent to 1% of the amount due in accordance with item (i) above, which amount will be available as of October 4, 2004, by means of Custody and Financial Settlements of Securities (Central de Custódia e de Liquidação Financeira de Títulos – CETIP) or Brazilian Commission of Settlements and Custody (Companhia Brasileira de Liquidação e Custódia – CBLC).

Regarding the payments above mentioned, it will be withheld the income tax, in accordance with Law, except to the exempt holders of debentures, who prove to be immune or exempt, in accordance with currently Brazilian Legislation, by delivering such evidence in the headquarter of Companhia Siderúrgica Nacional, to the Investments and Investor Relations Executive Officer up to September 24, 2004.

Rio de Janeiro, September 1, 2004.

Companhia Siderúrgica Nacional
Lauro Henrique Campos Rezende
Investments and Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 01, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.